FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to rule 13a-16 or 15d-16 of

The Securities Exchange Act of 1934

For the month of June 2008

National Bank of Greece S.A.

(Translation of registrant’s name into English)

86 Eolou Street, 10232 Athens, Greece

(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)

Form 20-F   ☒   Form 40-F   ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐   No   ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-                         ]

NATIONAL BANK OF GREECE

Announcement of Regulated Information pursuant to Law 3556/2007

Athens, 11 June, 2008

National Bank of Greece S.A. completion of share capital increase through the issue of preferred shares, sold in the USA.

National Bank of Greece S.A. (“NBG”) announces completion of its share capital increase by €7.5 million through payment in cash of €402,637,500 and the issue of 25 million redeemable preferred shares without voting right or cumulative dividend, of a par value of €0.30 and a selling price of US$ 25 each (the “Preferred Shares”).

NBG’s share capital increase was implemented pursuant to a resolution adopted by the second repeat general meeting of NBG’s shareholders  that took place on 15 May 2008,  authorizing NBG’s share capital increase up to €30 million through the issue of 100 million Preferred Shares and the abolition of the Bank’s shareholders’ preemptive rights.

As a result of NBG’s successful offering, 25 million Preferred Shares were issued and NBG’s share capital increased by €7.5 million; the share premium account was credited with €395,137,500. Accordingly, NBG’s share capital now stands at €2,488,831,495, divided into (a) 496,266,299 common shares of a par value of €5 each, and (b) 25 million redeemable preferred shares, without voting right or cumulative dividend, of a par value of €0.30 each. The respective amendment to NBG’s Articles of Association, pursuant to the relevant AGM resolution, was also ratified on 11 June 2008 by Ministry of Development resolution K-2 7417/11.6.2008.

NBG has been advised in connection with the issue by Merrill Lynch & Co.

Merrill Lynch & Co, Citigroup Global Markets Inc., Morgan Stanley & Co. Incorporated and UBS Securities LLC have acted as joint book managers.

Credit Suisse Securities (USA) LLC, HSBC Bank (USA) Inc and NBG International Limited have acted as Co-Managers.

The Preferred Shares were sold in the form of American Depositary Shares (“ADSs”), and each ADS represents one Preferred Share. Application will be made for the listing of the ADSs and the Preferred Shares on the New York Stock Exchange.

This announcement is directed only at persons who (i) are outside the United Kingdom or (ii) are persons falling within Article 49(2)(a) to (d) (“high net worth companies, unincorporated associations, etc.”) of The Financial Services and Markets Act 2000 (Financial Promotion) Order 2005 (all such persons together being referred to as “relevant persons”). This announcement is directed only at relevant persons and must not be acted on or relied on by persons who are not relevant persons. Any investment or investment activity to which this press release relates is available only to relevant persons and will be engaged in only with relevant persons.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

National Bank of Greece S.A.

/s/ Ioannis Pehlivanidis

(Registrant)

Date : 12th June, 2008

Vice Chairman - Deputy Chief Executive Officer